OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-03315

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HERBERT J. SIMS & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2150 POST ROAD, SUITE 301
(No. and Street)

FAIRFIELD	CT	06824
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JASON DIAMOND	203 418 9006	JDIAMOND@HJSIMS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

APRIO, LLP
(Name – if individual, state last, first, and middle name)

7 PENN PLAZA, SUITE 210		NY	10001
(Address)	(City)	(State)	(Zip Code)

	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JASON DIAMOND, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HERBERT J. SIMS & CO., INC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: MANAGING PRINCIPAL

[signature]
Notary Public

CATHERINE VANCHO
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 2/28/2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Herbert J. Sims & Co., Inc. and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Herbert J. Sims & Co., Inc. and Subsidiaries (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. and Subsidiaries as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as Herbert J. Sims & Co., Inc. and Subsidiaries' auditor since 2014.

New York, New York

March 31, 2022

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

HERBERT J. SIMS & CO., INC.

AND SUBSIDIARIES

DECEMBER 31, 2021

TABLE OF CONTENTS

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents (Note)	$ 1,814,740
Securities owned, at fair value (Note)	7,491,483
Due from clearing agent (Note)	8,873,532
Accrued interest receivable	95,904
Other receivables, net (Note)	1,127,812
Certificates of deposit (Note)	1,789,386
Employee loans and other advances	1,543,221
Prepaid expenses and other assets	4,014,626
Furniture, equipment & leasehold improvements, net (Note)	457,041
Deposits	172,887
Right of use assets – Operating Leases (Note)	5,173,015
Secured demand note receivable collateralized by marketable securities	1,750,000
TOTAL ASSETS	$ 34,303,647

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Securities sold not yet purchased, at fair value	$ 6,281
Accounts payable and accrued expenses	8,573,046
Operating leases payable (Note)	5,189,851
Financing leases payable (Note)	20,118
Income taxes (Note)	97,283
Subordinated borrowings (Note)	6,250,000
TOTAL LIABILITIES	20,136,579

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	64,939
Additional paid in capital	184,212
Retained earnings	14,561,700
Treasury stock, 994 shares, at cost	(643,783)
TOTAL STOCKHOLDER'S EQUITY	14,167,068
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 34,303,647

1. ORGANIZATION AND NATURE OF BUSINESS

   Herbert J. Sims & Co., Inc. ("HJS") is a Delaware Corporation re-incorporated on November 15, 2012. Previously, it was incorporated under the laws of the State of New York.

   Herbert J. Sims & Co., Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and other related financial services. These services are provided to institutions, businesses and individuals.

   HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

   a. Principles of Consolidation

      The consolidated financial statements include the accounts of HJS and its wholly owned subsidiaries:

      Sims Mortgage Funding, Inc.
      HJS Advisors, Inc.
      Herbert J. Sims Capital Management Inc.

      All intercompany balances and transactions have been eliminated in consolidation.

   b. Use of Estimates

      The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

   c. Cash Equivalents

      Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000.

   d. Investments Securities

      The Company classifies its investments in government bonds as held-to-maturity since the Company has the positive intent and ability to hold the bonds to maturity. Therefore, the bonds are recorded at amortized cost. Subsequent to initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d. Investments Securities (cont'd)

Purchases and sales of securities are reported on a trade-date basis. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in other income. Interest income is recorded on the accrual basis.

The Company periodically reviews their investment securities for indications of other than temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions, and the financial conditions and specific prospects of the issuer. Impairment of investment securities results in a charge to income when a market decline below cost is other than temporary.

e. Furniture, Equipment & Leasehold Improvements

Furniture, equipment & leasehold improvements are stated at cost. The Company provides for depreciation of assets using the straight-line method for financial reporting purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or over the term of the lease, which range from 1 to 6 years in length. Depreciation and amortization expense was $267,611 for the year. Cost of maintenance and repairs that do not improve or extend the useful lives of assets are expensed as incurred.

f. Employees Loans and Advances

The company has extended credit to certain employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The outstanding balance of the notes is $1,543,221 at December 31, 2021. The loans average five years and are amortized on a monthly basis over their term and are charged a market rate of interest.

g. Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the company is contractually entitled to reimbursement and presented as expense reimbursement revenue on the statement of income.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

   g. Revenue Recognition (cont'd)

   Trading & Commissions

   Acting as a principal, the Company earns substantially all income by buying and selling securities and various other investment products on behalf of its customers by applying a mark-up or mark-down on the related transaction. The Company also marks to market its securities inventory generating unrealized gain and losses taken into income during the period. Commission revenue represents commission generated from buying and selling securities and various other investment products on behalf of customers. The Company recognizes commission revenue at the point in time when the transaction occurs.

   Investment Banking

   Investment banking revenues include income and fees from fixed income securities offerings where the Company acts as underwriter or placement agent. The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a periodic basis, recognized over the period in which the advisory services are performed. However, success fees are variable and subject to constraints, and typically not recognized until the transaction completion date, due to uncertainty associated with those events.

   Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services, recognized over time as services are delivered to the customers. Investment banking management fees are recorded when the income is reasonably determinable. The recognition and measurement of revenue is based on the assessment of individual contract terms; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Underwriting and placement revenues are recognized upon the completion of the underlying transactions, based on the terms of the agreements. Expenses associated with the arrangements are generally deferred until the related revenue is recognized. Client reimbursements for such expenses are included in revenues.

   h. Securities Transactions

   Proprietary securities transactions are recorded on a settlement date basis which is generally two business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company purchases and sells securities as both principal and agent.

   Financial instruments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

   i. Advertising and Promotion

   The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $783,896 for the year.

   j. Income Taxes

   The Company files its federal and most state and local income tax returns as part of a consolidated group. The Company calculates federal, state and local income taxes as if the Company filed on a separate return basis, and the amount of tax or benefit calculated is either remitted to or received from the parent.

   Deferred income taxes are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. While management expects the Company to utilize the deferred tax assets in future years by generating operating profits, a valuation allowance against the deferred tax assets has been recorded in the amount of approximately $44,549, due to prior cumulative net operating losses, loss carryforwards and other temporary differences, as of December 31, 2021. As of December 31, 2021, the Company had net Federal operating losses of approximately $1,346,993 available to be offset against taxable income which will not expire under the Tax Cuts and Jobs Act of 2017 ("the TCJA"). As of December 31, 2021, the Company had State and City operating losses ranging from approximately $28,000 to $304,000 available to be offset against state and city taxable income during the years ending December 31, 2022 through 2038.

   k. Subsequent Events

   The Company has evaluated subsequent events through March 31, 2022 the date the financial statements are available to be issued.

   l. Leases

   The Company recognizes and measures its leases in accordance with FASB ASU No. 2016-02, Leases (ASC Topic 842). The Company is a lessee in various non-cancellable operating lease for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of each lease. The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental borrowing rate. The implicit rate of the Company's leases is not readily determinable and accordingly, the Company uses its incremental borrowing rate, based on information available at each lease commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

l. Leases (continued)

pay on a consolidated basis to borrow an amount equal to the lease payments under similar terms in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amounts of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs plus (minus) any prepaid (accrued) lease payments, less the amortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term. Lastly, in computing the Company's net capital, the Company adds back the ROU assets to the extent of the associated lease liability, in accordance with the SEC Division of Trading and Markets' no-action relief dated October 2018.

The Company recognizes the cost of short-term leases (duration of 12 months or less), in the statement of income on a straight-line basis over the term of the lease.

3. REVENUES FROM CONTRACTS WITH CUSTOMERS

As of December 31, 2021, $1,31,810 of net receivables are due to contracts with customers and are included in other receivables on the consolidated statement of financial condition.

The net receivable reflects an allowance for uncollectible amounts of $737,584, due from customers that are under financial distress.

The Company did not have any deferred revenue at December 31, 2021.

4. SECURITIES OWNED

Securities owned at December 31, 2021 consist of trading securities at fair value as follows:

Municipal bonds - at fair value	$7,437,483
Corporate bonds – at fair value	54,000
	$7,491,483

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

5. INVESTMENTS HELD TO MATURITY

The Company invests surplus cash in certificates of deposit or U.S. government bonds that are less than 12 months in maturity from the acquisition date. There were no positions that exceeded the FDIC insurance limit of $250,000. At December 31, 2021 The Company held investments in marketable securities that were classified as held

5. INVESTMENTS HELD TO MATURITY (cont'd)

to maturity and consisted of the following:

	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value
Certificates of Deposit	$1,791,994	$ -	$ 2,608	$1,789,386
Total investments held to maturity	$1,791,994	$ -	$ 2,608	$1,789,386

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with ASC 820.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, ASC 820 uses a fair value hierarchy and describes three levels used to classify fair measurements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (cont'd)

Cash equivalents consist of investments in money market funds. Such instruments are classified within level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy because they are traded in an over the counter market (OTC) or Level 3 based on other specific factors, such the borrower's credit strength and operating environment, in the case of project revenue bonds.

Fixed rate corporate bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate corporate obligations. Fixed Corporate bonds are classified as Level 2 in the fair value hierarchy.

Corporate bonds issued as private placements valued using unobservable inputs, such as discount rates, long-term revenue growth rates, operating margins, cap rates and other assumptions about the securities are classified as Level 3 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2021.

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ -	$7,437,483	$ -	$7,437,483
Corporate bonds	-	54,000	-	54,000
	$ -	$7,491,483	$ -	$7,491,483

Level 3 Rollforward

	Beginning Balance 1/1/21	Unrealized Gain (Loss)	Realized Gain (Loss)	Purchases / (Sales)	Ending Balance 12/31/21
Municipal bonds	$ 9,000	$ -	$ -	$ (9,000)	$ -
Corporate bonds	230,446	-	-	(230,446)	-
	$239,446	$ -	$ -	$(239,446)	$ -

7. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture	$ 760,790
Equipment	1,174,997
Leasehold improvements	265,098
	2,200,887
Less Accumulated depreciation	1,743,846
Furniture, equipment and leasehold improvements, net	$ 457,041

8. DUE FROM CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15(c)3-3 of the Securities and Exchange Commission. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall, at all times, contain cash and/or securities with a minimum market value of $100,000.

The Company has various accounts at the clearing broker for margining of securities held in the Company's trading inventory. The clearing broker has the right to net (offset) the balances in these firm accounts which results in a net receivable from the clearing broker or a net liability to the clearing broker. The liability is collateralized by the securities held by the clearing broker.

9. LOANS PAYABLE

In April and May 2020, as the COVID-19 pandemic created significant global economic uncertainty, the Company applied for and received two loans from the Small Business Administration's (SBA) Payroll Protection Program (PPP) First Draw, totaling $2,804,580. Both loans bared an interest rate of 1%. In 2021, both loans were forgiven by the SBA and, in accordance with FASB ASC 470-50, Debt Modifications and Extinguishments, and FASB ASC 405-20, Extinguishment of Liabilities, are reflected as a separate component of income on the consolidated statement of income.

In March 2021, the Company applied for and received an additional loan from the SBA's PPP Second Draw, in the amount of $114,600. The loan bared an interest rate of 1% and had a maturity of five years. In 2021, this loan was also forgiven by the SBA.

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020, made a number of changes to the employee retention tax credits previously made available under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), including modifying and extending the Employee Retention Credit (ERC), for six months through June 30, 2021. Several of the changes apply only to 2021, while others apply to both 2020 and 2021.

As a result of the new legislation, eligible employers can now claim a refundable tax credit against the employer share of Social Security tax equal to 70% of the qualified wages they pay to employees after December 31, 2020, through June 30, 2021. Qualified wages are limited to $10,000 per employee per calendar quarter in 2021. Thus, the

9. LOANS PAYABLE (cont'd)

maximum ERC amount available is $7,000 per employee per calendar quarter, for a total of $14,000 in 2021. Based on the number of eligible employees, the Company has accrued ERC credits for tax years 2020 and 2021 totaling $2,419,997. The Company believes that the Internal Revenue Service (IRS) will approve these credits.

10. SECURED DEMAND NOTE & SUBORDINATED BORROWINGS

The subordinated borrowings from the Company's principal officer are pursuant to secured demand note collateral agreements which mature no earlier than June 30, 2022. These agreements have been approved by the Financial Industry Regulatory Authority, Inc. and the subordinated borrowings are available for use in computing net capital. Such borrowings may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $1,750,000 have been secured, as collateral, with the clearing agent as required by the agreements, noted below.

In June 2013, the Company entered into a secured demand note with the principal stockholder in the amount of $250,000 with an automatic renewal maturity date of June 30, 2022 at an annual interest rate of 3%.

In June 2018, the Company entered into a new secured demand note with the principal stockholder in the amount of $1,500,000 with an automatic renewal maturity date of June 29, 2022 at an annual interest rate of 3%.

In October 2019, the Company entered into a subordinated loan with the principal stockholder in the amount of $2,500,000 that had a maturity date of October 25, 2020 and bore an annual interest rate of 3%. In November 2020, the Company entered into a new subordinated loan with the principal stockholder in the amount of $2,500,000 with an automatic annual renewal maturity date of November 30, 2022 at an annual interest rate of 1%.

In May 2020, the Company entered into an equity subordinated loan with the principal stockholder in the amount of $2,000,000 with a maturity date of May 29, 2023 at an annual interest rate of 1%.

11. INCOME TAXES

On December 2017, the TCJA was signed into law, which enacted various changes to the U.S. corporate tax law. Some of the most significant provisions impacting corporations include a reduced corporate income tax rate from 35% to 21% effective in 2018, a one-time "deemed repatriation" tax on earnings in non-U.S. jurisdictions, limitation on deductibility of interest, the transition of U.S. international taxation from a worldwide tax system to a territorial tax system and other provisions. U.S. GAAP accounting for income taxes requires companies to record the impacts of any tax law change on the Company's deferred income taxes in the quarter that the tax law change is enacted.

The temporary difference, giving rise to the deferred tax liability, consists primarily of the book to tax basis difference for net operating loss carryforwards, prepaid expenses, furniture, equipment and leasehold improvements. The Company has provided for deferred income taxes using Federal and State rates of 21% and 4%,

11. INCOME TAXES (cont'd)

respectively.

The components of the non-current deferred tax assets and liabilities at December 31, 2021, consists of the following:

Non-current deferred tax assets:	
Net operating loss carryforwards	$ 338,022
Deferred rent	4,263
Less: valuation allowance	(44,549)
Net deferred tax assets	297,736
Non-current deferred tax liabilities:	
Prepaid expense	$(166,135)
Intangibles	(19,763)
Other	(111,838)
Net deferred tax liabilities	(297,736)
Net deferred tax assets	$ -

The allowance for income taxes for the year ended December 31, 2021, consists of the following:

Current:	
Federal	$ 61,602
State	53,201
Total Current	$114,803
Deferred:	
Federal	$ -
State	-
Total Deferred	$ -
Total allowance for income taxes	$114,803

Audit periods remain open for examination until the applicable statute of limitations has expired. The statute of limitations for the tax years is generally three years. The Company is no longer subject to income tax examinations for years prior to 2018.

The authoritative guidance for uncertainty of income taxes, as amended, requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the

11. <u>INCOME TAXES (cont'd)</u>

position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely or being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether there are uncertain tax positions that require financial statement recognition. The Company has determined that the guidance for uncertainty in income taxes had no impact on its consolidated financial statements during the year ended December 31, 2021.

12. <u>401K EMPLOYEE SAVINGS AND RETIREMENT PLAN</u>

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ended December 31, 2021 the Company made matching contributions to the plan of $137,418. The Company did not make any discretionary contributions.

13. <u>RELATED PARTY TRANSACTIONS</u>

The Company provides investment advisory and administrative services to its wholly owned subsidiaries, HJS Advisors, Inc., Sims Mortgage Funding, Inc., Herbert J. Sims Capital Management, Inc. and Braintree Capital Partners, LLC. All intercompany transactions have been eliminated from the consolidation.

The Company acting as placement agent, advisor or manager for a separate limited liability company owned by two executives of the Company realized revenue in the amount of $1,819,546. Income from related parties accounted for approximately 4.1% of total revenue for the year ended December 31, 2021. As of December 31, 2021, the Company carried a receivable of $250,000 due from the related party.

14. <u>COMMITMENTS & CONTINGENCIES</u>

In the normal course of business, the Company enters into underwriting contractual commitments. At December, 31, 2021, there were no open contractual commitments relating to such transactions.

15. <u>LEASES</u>

The Company has obligations as a lessee for office spaces and office equipment with initial non-cancellable terms in excess of one year. The Company classified such leases as operating leases. Some of the leases contain renewal options for a period of one year or more. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining each lease term and associated payments under the renewal options are excluded from these payments. The Company's operating leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus material variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of each building's property taxes, insurance and common area maintenance. These variable lease payments are included in the lease payments used

to determine lease liability.

15. LEASES (cont'd)

The Company has non-cancellable operating leases for office space in Connecticut, Florida, New Jersey, Minnesota, Maryland, North Carolina, Puerto Rico and Texas under agreements extending through May 2029. Pursuant to ASC 842, the present value of the future minimum lease payments is recorded as a right to use asset ("ROU") and related lease liability.

An operating lease originally commencing in 2021 was subsequently amended, with the lease term commencing instead in 2022, at which point the asset will be completed and the Company will take possession. As such, the Company's financial statements as of December 31, 2021 do not include a lease liability or an ROU asset relating to this lease.

The Company has leased various electronic equipment with a nominal payment due at the end of the lease term. The cost of this equipment has been capitalized and is being depreciated over its useful life. The related liability is shown as a finance lease.

The components of the leases are as follows:

Year Ending December 31, 2021:

	Operating	Finance
Liability as of 12/31/2021	$5,189,851	$20,118
Short-term liability (less than 12 months)	$1,022,281	$20,118
Long-term liability	$4,167,570	$ –
Difference between undiscounted cash flows (long term liability) and discounted cash flows	$2,444,871	$ –
Lease cost	$1,303,972	$35,844
Weighted Average Remaining Lease Term in months	60.26	8.00
Weighted Average Discount Rate	3.945%	4.260%

Maturities of the lease liability under con-cancellable leases are as follows:

Leases	Operating	Finance
2022	$1,375,179	$ 23,375
2023	1,373,629	
2024	1,280,614	
2025	998,190	
2026	494,316	
2027 & beyond	1,090,513	
Total undiscounted lease payments	$6,612,441	$ 23,375

Less imputed interest	(1,422,590)	(3,257)
Total lease liability	$5,189,851	$ 20,118

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2021 cash on deposit in high quality financial institutions exceeded Federal Deposit Insurance Corporation limits by approximately $1,192,126. The Company has not experienced any losses in such accounts.

The Company clears its securities transactions through major financial services firms. These activities may expose the Company to off-balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported on the consolidated statement of financial condition.

17. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

18. MINIMUM NET CAPITAL

The company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company's net capital and aggregate indebtedness, as defined, were $10,502,177 and $7,760,795 respectively. The net capital ratio was .739 or 73.9%. Excess net capital was $9,984,790.

19. ANNUAL REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business located at 2150 Post Road, Suite 301, Fairfield, Connecticut 06824 and at the regional office of the Commission located at 33 Arch Street, 23rd Floor, Boston, MA 02110-1424.